

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2020

Cheng Chen
Chief Executive Officer
RON Holding Ltd
No. 26 Culture Road, Tianshan District
Urumqi, Xinjiang, China

> **Re: RON Holding Ltd**
> **Confidential Draft Registration Statement on Form F-1**
> **Filed September 30, 2020**
> **CIK No. 0001825349**

Dear Mr. Chen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. Please revise the summary to clearly explain the impact on your operations of COVID-19, rather than a one-sentence bullet on page 2.

Enforceability of Civil Liabilities, page 44

2. Please file the consent of each counsel mentioned in this section.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 59

3.   Please revise your disclosures under the Provision for Income Taxes to more fully and
        clearly explain when and under what circumstances you expect favorable income tax rates
        to no longer be applicable to the company.

Liquidity and Capital Resources, page 66

4.   You disclose that you are a holding company and a substantial part of your business
        operations are conducted through the contractual arrangements between each UFG Entity
        and Xinjiang United Family. As a result, you currently rely for your revenue on dividends
        payments from Xinjiang United Family after it receives payments from the UFG Entities
        pursuant to the exclusive service agreements. Please address if there are any restrictions
        on your ability to declare dividends and discuss the potential impact on your liquidity,
        financial condition and results of operations, including disclosures similar to those
        required by Rule 4-08(e) of Regulation S-X.

5.   You disclose that you advanced approximately $1.9 million to a related party in 2018 that
        was subsequently repaid in 2019. Please disclose and discuss the reason for the loan.
        Although we note you refer to "business purposes" in the notes to your financial
        statements, it is not clear what the loan related to or why it was funded. Please also
        disclose and discuss whether you intend to continue to provide related party loans in the
        future and, if applicable, address the potential risks and consequences of such loans on
        your liquidity.

Related Party Transactions, page 116

6.   Please update the disclosure in this section to be as of the most recent practicable date.

Shares Eligible For Future Sale, page 133

7.   The fourth paragraph on this page implies that your shareholders will sell shares in this
        offering, contrary to your disclosure on page 143. Please reconcile.

Financial Statements
General, page F-1

8.   Please provide updated interim financial statements and all related disclosures as required
        by Item 8(A)(5) of Form 20-F.

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-13

9.   Please revise your disclosures to address the following:
  • disclose the amount of revenue you recognized during each period that was included in deferred revenue at the beginning of the period as required by ASC 606-10-50-8(b); and
  • provide additional disclosures related to your remaining performances obligations and the judgements you use to allocate amounts to performance obligations as required by ASC 606-10-50-13, 50-17 and 50-20.

Recent Accounting Pronouncements, page F-18

10.   You disclose that for public business entities, ASU No. 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes, is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Given your intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, please also disclose the date on which you will adopt this accounting standard, assuming you remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

Note 13 - Subsequent Events, page F-28

11.   Please revise your filing to disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10-50-1.

General

12.   Please tell us why you marked the box on the cover page indicating that you intend to offer shares of a delayed or continuous basis, given your disclosure that this is an underwritten offering.

     You may contact Ernest Greene at (202) 551-3733 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

Cheng Chen
RON Holding Ltd
October 26, 2020
Page 4

cc: Ying Li